United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

(Mark One)

☒                              Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2017

OR

☐                                 Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934. (No fee required)

For the transition period from                   to

Commission File Number 1-18378

A.                  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sanofi Puerto Rico Group Savings Plan
55 Corporate Drive
Bridgewater, NJ 08807-5925

B.                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI

54, rue La Boétie
75008 Paris, France

Sanofi Puerto Rico Group

Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

With Report of Independent Registered Public Accounting Firm

Sanofi Puerto Rico Group Savings Plan

23.1      Consent of Independent Registered Public Accounting Firm

*  Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator

Sanofi Puerto Rico Group Savings Plan

Bridgewater, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sanofi Puerto Rico Group Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error of fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd

We have served as the Plan’s auditor since 2013.

West Chester, Pennsylvania

June 28, 2018

Sanofi Puerto Rico Group Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2017 and 2016

	2017	2016
ASSETS
Investments:
Plan interest in the Sanofi U.S. Group Savings Master Trust (Note 3)	$26,820,803	$25,148,295

Total investments	26,820,803	25,148,295

Cash	48,182	—

Receivables:
Contributions receivable from participating employees	31,251	69,360
Contributions receivable from employer	48,471	107,365
Other receivable	8,307	8,008
Notes receivable from participants	220,193	438,819

Total receivables	308,222	623,552

Total Assets	27,177,207	25,771,847

LIABILITIES
Accrued administrative expenses	1,335	3,118

Net assets available for benefits	$27,175,872	$25,768,729

The accompanying notes are an integral part of these financial statements.

Sanofi Puerto Rico Group Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2017 and 2016

	2017	2016
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions:
Employee	$580,779	$1,727,503
Employer	546,534	1,701,635
Investment income:
Net investment income allocated from Master Trust	3,614,921	1,887,271
Miscellaneous Income	299	311
Interest on notes receivable from participants	11,924	18,109

Total additions	4,754,457	5,334,829

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Distributions	2,643,612	6,059,756
Fees and administrative expenses	62,057	33,413

Total deductions	2,705,669	6,093,169

NET INCREASE BEFORE TRANSFER	2,048,788	(758,340)

Transfer out to another plan (Note 1)	641,645	—

Increase (decrease) in net assets available for benefits	1,407,143	(758,340)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	25,768,729	26,527,069

End of year	$27,175,872	$25,768,729

The accompanying notes are an integral part of these financial statements.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2017 and 2016

1.              Description of the Plan

The following description of the Sanofi Puerto Rico Group Savings Plan (the “Plan”), provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description - The Plan is a defined contribution plan that covers substantially all the employees of Sanofi Puerto Rico Inc. as they meet the prescribed eligibility requirements.  All employees are eligible to participate in the Plan beginning on the first day of employment. Effective October 1, 2012, Sanofi Puerto Rico Inc. (the “Company”) assumed the sponsorship and all related obligations and responsibilities of the Plan, transferred from predecessor plan sponsor Sanofi U.S. LLC.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust - Effective April 1, 2012, Sanofi U.S. LLC, Sanofi Pasteur Inc., Sanofi-Aventis Puerto Rico Inc. and T. Rowe Price Trust Company entered into an amended and restated Master Trust Agreement, and the Sanofi-Aventis U.S. Savings Master Trust was renamed the Sanofi U.S. Group Savings Master Trust (the “Master Trust”) to serve as the funding vehicle for the Plan.  Accordingly, the assets of the Plan are maintained, for investment and administrative purposes only, on a commingled basis with the assets of the other plan within the employer’s parent company.  The investments included within the Master Trust consist of equities, fixed income, mutual funds, common collective trusts, synthetic guaranteed investment contracts and separate account contracts.  No plan has any interest in the specific assets of the Master Trust, but maintains a beneficial interest in such assets.  The portion of assets, net earnings, gains and/or losses, and administrative expenses allocable to each plan is based upon the relationship of the plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (Note 3).

Trustee and Recordkeeper - Banco Popular is the Plan’s titular trustee (the “Trustee”).  T. Rowe Price Trust Company is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets.  T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (Note 5).

Plan Administration - The Sanofi-Aventis U.S. Administrative Committee (the “Committee” or “Plan Administrator”), as appointed by the Sanofi-Aventis U.S. Pension Committee, is responsible for the general administration of the Plan.  The Board of Directors has appointed the Trustee with the responsibility for the administration of the Master Trust Agreement and the management of the assets.

Employee Contributions - The Plan offers an auto-enrollment feature whereby a participant is automatically enrolled in the Plan to make pre-tax contributions at 6% of eligible compensation unless the participant affirmatively opts out within a 30-day period from their date of hire.  In addition, the Plan adopted an automatic election escalator feature whereby participants who were automatically enrolled will have their deferral rate increased each year by 1% until their deferral rate reaches 10%, unless the participant elects out of this treatment as prescribed by the Plan document.  Participants are allowed to contribute up to 75% of their eligible compensation as pre-tax contributions, and up to 10% in after-tax contributions.  Contributions are subject to certain Puerto Rico Internal Revenue Code Section 1165(e) limitations of $15,000 for 2017 and 2016.  Employees 50 years old or older may make an additional catch-up contribution of up to $1,500 during both 2017 and 2016.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2017 and 2016

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan.  Participants can also rollover IRA distributions (excluding minimum required distributions and nondeductible contributions).

Employer Matching Contributions - The Company matching contribution is 150% of the pre-tax contributions for all participants, up to 6% of total compensation.

Participant Accounts - Each participant’s account is credited with the participants’ contributions, Company matching contributions, and Plan earnings.  Participant accounts are charged with an allocation of administrative expenses and Plan losses.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Upon Plan enrollment, a participant may direct employee contributions into any of the Plan’s fund choices.  Participants may change their investment choices at any time.  The Company’s contributions are allocated in the same manner as that of the participants’ elective contributions.

Vesting - Effective April 1, 2012, all eligible employees hired on or before March 31, 2012 became 100% vested in their Company matching contribution account.  Employees hired on or after April 1, 2012 will be 100% vested in their Company matching contribution account after 2 years of service. Participants are always 100% vested in their pre-tax, catch up, and after-tax contribution accounts (contributions and related earnings).  Prior to April 1, 2012, employees who were participants on or before December 31, 2005 were 100% vested in their Company matching contribution account (contribution and related earnings), and employees hired on or after January 1, 2006 were 100% vested in their Company matching contribution account after three years of service.

Notes Receivable from Participants - Plan participants may borrow from $1,000 up to a maximum equal to the lesser of 50% of the value of their vested account balance or $50,000 less the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan document.  Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Company.  Currently, interest rates associated with participant loans range from 4.25% to 5.25%. Principal and interest are paid notably through payroll deductions generally over a term of up to five years.  A participant may not have more than two loans outstanding at any point in time.  Extended terms of up to 15 years are available should the loan relate to the purchase of a primary residence.

Payment of Benefits - Plan participants who leave the Company as a result of death, disability, retirement, or termination may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment or receive the distribution in the form of recurring annual installments over a period of between three and fifteen years.  If a participant dies, the participant’s designated beneficiary will receive the payments.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.

During February 2017, in connection with an exchange of a business operating division between the Company and Boehringer Ingelheim, the account balances, including participant loans, of approximately 44 participants, totaling $641,645, were transferred out of the Plan to Conduent Inc., the recordkeeper for the Boehringer Ingelheim USA Corporation & Its Affiliates Retirement Savings Plan.

Forfeitures - Forfeited nonvested accounts may be used to pay the administrative expenses and/or to reduce the amount of employer contributions which are to be paid to the Plan. Unallocated

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2017 and 2016

forfeitures balances were $-0- as of December 31, 2017 and 2016.  During 2017 and 2016, no forfeitures were used to offset employer matching contributions to the Plan.

Administrative Budget -  T. Rowe Price (“TRP”) provides the Plan with funding for an administrative budget of $5.00 per participant quarterly ($20.00 annually), based on the total number of participants with a balance in the Plan as of the last business day of each calendar quarter.  The administrative budget shall be calculated on a quarterly basis after the end of each quarter and established as an account in the trust in accordance with directions provided by the Company.  The administrative budget may be used to pay certain administrative expenses of the Plan, as directed by the Plan’s named fiduciary, as defined in Section 402(a)(2) of ERISA.  Any amounts credited to the administrative budget and not used in the year so credited shall be allocated as determined by the named fiduciary.  For the plan years 2017 and 2016, TRP contributed $32,992 and $38,070, respectively, to the Plan’s administrative budget account.  For 2017 and 2016, the Plan used $52,262 and $21,388, respectively, of the administrative budget to off-set Plan expenses.  In addition, during 2017 and 2016, no amounts were allocated to participant accounts.  As of December 31, 2017 and 2016, the balances of the administrative budget accounts were $14,551 and $23,169, respectively.  Included within the year end balances are revenue sharing contribution receivables of $8,307 and $8,008 respectively, and amounts payable from the administrative budget account of $500 and $960, respectively.

2.              Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation - For investment and administrative purposes, the Plan’s assets are held within the custody of the Master Trust.  The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s interest in the Master Trust is stated at fair value, except for fully benefit-responsive investment contracts (“FBRICs”) which are reported at contract value, and is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses.

The Stable Value Fund is a FBRIC and is therefore measured at contract value.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Notes Receivable from Participants - Notes receivable from participants represent loans recorded at their unpaid principal balance plus accrued interest.  Interest income generated on the notes receivable is recorded when earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2017 or 2016.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default based on Plan provisions, the participant loan balance is reduced and a benefit payment is recorded.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2017 and 2016

Benefit Payments - Benefits are recorded when paid.

Fees and Administrative Expenses - All external third-party expenses and internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans, unless they are paid by the Company.  Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the funds to which such charges are attributable.

Risks and Uncertainties - The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets available for Benefits.

New Accounting Pronouncements - In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2017-06, Defined Contribution Pension Plans (Topic 962): Employee Benefit Plan Master Trust Reporting, which will require an employee benefit plan to report an interest in a master trust and the change in the value of that interest as separate line items on the statement of net assets available for benefits and the statement of changes in net assets available for benefits, respectively.  In addition, a plan will have to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in these balances.  Entities should apply these amendments retrospectively to each period for which financial statements are presented.  This guidance is effective for fiscal years beginning after December 15, 2018.  Early adoption is permitted.  Management is evaluating the impact that this guidance will have on the Plan’s financial statements.

3.              Investment in Plan Master Trust

At December 31, 2017, the Master Trust comprises the investment assets of the Plan and the Sanofi U.S. Group Savings Plan.  Certain investment assets of the Master Trust, related earnings (losses), and expenses are allocated to all the plans that participate in the Master Trust based upon the total of each individual participant’s share of the Master Trust.

At December 31, 2017 and 2016, the Plan’s interest in the Master Trust was approximately 1% of the total trust.

The following table presents the net assets available for benefits of the Master Trust as of December 31, 2017 and 2016.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2017 and 2016

	2017	2016
Investments at fair value
Self-directed brokerage accounts	$117,105,463	$96,813,434
Common collective trust funds	4,873,465,250	4,212,964,260
Separately managed accounts:
U.S. and International equities	210,965,748	166,709,022
Fixed income securities	124,289,447	130,584,957
Company stock	95,346,341	98,505,387
Common collective trust funds	129,391,861	115,104,675

Total investments at fair value	5,550,564,110	4,820,681,735

Investments at contract value
Stable value fund	524,925,340	542,196,855

Net Assets of the Master Trust	$6,075,489,450	$5,362,878,590

Plan’s Interest in Master Trust	$26,820,803	$25,148,295

The following are the changes in net assets available for benefits of the Master Trust for the years ended December 31, 2017 and 2016.

	2017	2016

Net Appreciation in the value of investments	$892,859,532	$375,032,799
Dividends	2,991,043	3,360,188
Interest	12,008,945	11,502,835
Net investment income	907,859,520	389,895,822

Net transfers	(195,248,660)	41,902,886

Increase in Net Assets	712,610,860	431,798,708

Net Assets:
Beginning of Year	5,362,878,590	4,931,079,882
End of Year	$6,075,489,450	$5,362,878,590

Investment Valuation and Income Recognition - The investments of the Master Trust are reported at fair value, except for the Stable Value Fund which is a FBRIC and is required to be reported at contract value.  Purchases and sales of investments within the Master Trust are recorded on the trade-date basis (the day the order to buy or sell is executed).  Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date.

Fair Value Measurements - The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).  The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2017 and 2016

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•                 Quoted prices for similar assets or liabilities in active markets;

•                 Quoted prices for identical or similar assets or liabilities in inactive markets;

•                 Inputs other than quoted prices that are observable for the asset or liability;

•                 Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The valuation technique used needs to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2017 and 2016.  Except for an interest bearing cash account maintained by the trustee all of the Plan’s assets are invested in the Master Trust.

Self-Directed Brokerage Accounts - These accounts consist of over-the-counter publicly traded mutual funds that are valued using quoted market prices of the underlying investments as reported in the active market in which the mutual funds are traded.  They are classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds - These funds are investment vehicles consisting of target date funds and index funds.  Units held in common collective trust funds are valued at the net asset value (“NAV”) as a practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund.  Investments that use NAV as a practical expedient to measure fair value have not been classified in the fair value hierarchy in accordance with Accounting Standards Codification (“ASC”) Subtopic 820-10.

Separately Managed Accounts - These investments are individually managed investment accounts that are managed by various investment advisors.  The underlying investments of the accounts include domestic and international equities including Company stock, corporate and governmental fixed income securities, common collective trusts, mutual funds, and short-term investments.  The units held of separately managed accounts are valued at the NAV, as a practical expedient, as determined by the issuers based on the current fair values of the underlying assets of the separately managed accounts, including any receivables or payables applicable to the fund.  Investments that use NAV as a practical expedient to measure fair value have not been classified in the fair value hierarchy in accordance with ASC Subtopic 820-10.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2017 and 2016

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with ASC 820 guidance, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.

The following tables set forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2017 and 2016:

	2017
	Level 1	Level 2	Level 3	Total

Participant-directed brokerage accounts	$117,105,463	$—	$—	$117,105,463

Total investments in the fair value hierarchy	$117,105,463	$—	$—

Investments measured at net asset value (a)				5,433,458,647

Total investments measured at fair value				$5,550,564,110

	2016
	Level 1	Level 2	Level 3	Total

Participant-directed brokerage accounts	$96,813,434	$—	$—	$96,813,434

Total investments in the fair value hierarchy	$96,813,434	$—	$—

Investments measured at net asset value (a)				4,723,868,301

Total investments measured at fair value				$4,820,681,735

(a)              In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the net assets available for benefits of the Master Trust.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2017 and 2016

Investments Measured at NAV — The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016. There are no participating redemption restrictions for these investments; the redemption notice period is applicable only to the Master Trust.

December 31, 2017	Net Asset Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
US Treasury Money Market Trust(b)	$2,666,821	—	Daily	None
Sanofi U.S. Active Bond Fund (a)	124,289,447	—	Daily	None
Blackrock U.S. Debt Index (b)	84,243,585	—	Daily	None
Sanofi International Stock Index (b)	94,644,200	—	Daily	None
Sanofi U.S. Active Stock Fund (a)	212,357,047	—	Daily	None
Sanofi U.S. Stock Index (b)	392,048,722	—	Daily	None
Sanofi-Aventis International Core Fund (a)	128,000,562	—	Daily	None
TRP Retirement Date Trusts (c)	4,299,861,922	—	Daily	90 days
Sanofi-US ADR Fund (a)	95,346,341	—	Daily	None

Total Investments Measured at NAV	$5,433,458,647

December 31, 2016	Net Asset Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
US Treasury Money Market Trust(b)	$2,991,313	—	Daily	None
Sanofi U.S. Active Bond Fund (a)	130,584,957	—	Daily	None
Blackrock U.S. Debt Index (b)	81,900,911	—	Daily	None
Sanofi International Stock Index (b)	67,903,240	—	Daily	None
Sanofi U.S. Active Stock Fund (a)	185,915,717	—	Daily	None
Sanofi U.S. Stock Index (b)	325,139,104	—	Daily	None
Sanofi-Aventis International Core Fund (a)	95,897,980	—	Daily	None
TRP Retirement Date Trusts (c)	3,735,029,692	—	Daily	90 days
Sanofi-US ADR Fund (a)	98,505,387	—	Daily	None

Total Investments Measured at NAV	$4,723,868,301

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2017 and 2016

(a)         This category includes separately managed accounts that are managed by investment advisors as described above and depending on the fund include equities, fixed income, common collective trust funds, and mutual funds as underlying securities owned by the Master Trust.

(b)         This category includes investments in common collective trust funds as described above.

(c)          This category includes investments in a blend of diversified common collective trust funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances gauged upon an expected retirement date.  The funds share the common goal of growing principal in earlier years and then later preserving the principal balance closer to an expected retirement date.

Fully Benefit-Responsive investment Contracts (“FBRIC”) — The Master Trust entered into fully benefit-responsive investment contracts in the Stable Value Fund that invest primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc.  These contracts meet the fully benefit-responsive contract criteria and therefore are reported at contract value.  Contract value is the relevant measure for FBRICs because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.  These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  Contract value represents contributions made to the investment contracts plus earnings, less participant withdrawals and administrative expenses.

The Stable Value Fund invests in synthetic guaranteed investment contracts (“SICs”) and separate account contracts.  For investments in SICs, the Master Trust owns the underlying investments, whereas for investments in the separate account contracts, the Master Trust receives title to the annuity contract, but not the direct title to the assets in the separate account.  SICs and separate account contracts are generally backed by fixed income assets.  The underlying investments wrapped within the SICs and separate account contracts are managed by third party fixed income managers and include securities diversified across the broad fixed income market, such as, but not limited to, corporate bonds, mortgage related securities, government bonds, asset-backed securities, cash, and cash equivalents.

SICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the SIC.  Separate account contracts are investment contracts invested in insurance company separate accounts established for the sole benefit of the Stable Value Fund included within the Master Trust.  SICs and separate account contracts are wrapped by the financially responsible insurance company.

The issuers of the SICs and separate account contracts are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust.  The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time.  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise and do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The crediting rates for SICs and separate account contracts are periodically reset during the year and are based on the performance of the contract’s underlying assets.  Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term.  The average crediting rate for the investment contracts was 2.33% and 2.22% for 2017 and 2016, respectively.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2017 and 2016

Certain events could limit the ability of the Master Trust to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire interest in the fund.

The following represents the disaggregation of contract value between types of investment contracts held by the Master Trust for the FBRIC at December 31, 2017 and 2016:

	2017	2016
Stable value fund
Money market fund	$20,649,061	$38,387,925
Synthetic investment contracts	504,276,279	410,326,168
Separate account contracts	—	93,482,762
End of Year	$524,925,340	$542,196,855

4.              Income Tax Status

On April 25, 2012, the Plan received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury stating that the Plan, as then designed, was qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the “PR Code”).  The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the PR Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examination for years prior to 2014.

5.              Related Party and Party-in-Interest Transactions

Certain Master Trust investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee of the Plan.  T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan.  Therefore, these transactions qualify as party-in-interest transactions.

The Master Trust invests in shares of the parent company, Sanofi, through the Sanofi-US ADR Fund (the “fund”); therefore, these transactions qualify as party-in-interest transactions.  The above transactions are not considered prohibited transactions under the prohibited transaction rules. During the year ended December 31, 2017, the Master Trust made purchases of approximately $6,627,325, sales of approximately $15,253,767, and realized gains of $3,042,824 and dividend income of $2,970,176 earned from the investment in the Company’s common stock through the

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2017 and 2016

Sanofi-US ADR fund.  The total shares and market value of the fund held by the Master Trust at December 31, 2017 were 5,252,736 and $95,346,341, respectively.  During the year ended December 31, 2016, the Master Trust made purchases of approximately $9,510,876, sales of approximately $11,210,539, and realized gains of $1,013,385 and dividend income of $3,356,696 earned from the investment in the Company’s common stock through the Sanofi-US ADR fund. The total shares and market value of the fund held by the Master Trust at December 31, 2016 were 5,924,056 and $98,505,387, respectively.

In addition, certain Plan participants borrowed from the Plan.  As of December 31, 2017 and 2016, the outstanding loans of the Plan participants were $220,193 and $438,819, respectively (refer to Note 1 for applicable interest rates).  Loans to participants also qualify as party-in-interest transactions.

All of the above transactions are not considered prohibited transactions pursuant to the prohibited transaction rules of the Department of Labor and Section 408 of ERISA.

6.              Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the PR Code.

7.              Subsequent Events

Plan management has evaluated all subsequent events through June 28, 2018, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

Sanofi Puerto Rico Group Savings Plan

PLAN EIN:               36-4406953

PLAN NUMBER:    001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2017

(a)	(b) IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	(d) COST	(e) CURRENT YEAR
*	Sanofi U.S. Group Savings Master Trust	Master Trust	**	$26,820,803

	Cash	Cash	48,182	48,182

*	Participant Loans	Interest Rates 4.25% - 5.25%	-0-	220,193

*	Indicates party-in-interest to the Plan
**	Cost not required for participant directed investments

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sanofi Puerto Rico Group Savings Plan

By:	/s/ Jonathan Fichter
Jonathan Fichter, for the
Retirement Plan Administrative
Committee, Plan Administrator

Date: June 28, 2018

EXHIBITS

Exhibit	Exhibit Number

Consent of Independent Registered Public Accounting Firm	23.1